Exhibit 2.3

[CVS Letterhead]

January 16, 2007

Caremark Rx, Inc.

211 Commerce Street

Suite 800

Nashville, TN 37201

Attention: General Counsel

Facsimile No.: (615) 743-6611

Re:	Agreement and Plan of Merger dated as of November 1, 2006 (as the same has been amended on the date of this waiver and the same may be hereafter amended in accordance with its terms, the “Merger Agreement”) among Caremark Rx, Inc., a Delaware corporation (“Caremark”), CVS Corporation, a Delaware corporation (“CVS”), and Twain MergerSub Corp., a Delaware corporation and a wholly owned subsidiary of CVS (“MergerSub”)

Ladies & Gentlemen:

CVS hereby grants a waiver to Caremark from the restrictions set forth in Section 6.01(b) of the Merger Agreement to permit Caremark to pay a one-time, extraordinary cash dividend to holders of record (collectively, the “Relevant Record Holders”) of Caremark Stock in the amount of $2.00 per share of Caremark Stock held by each such holder on the applicable record date (as determined in accordance with applicable law and the rules of the New York Stock Exchange, but in all events before the Effective Time) (the “Conditional Dividend Record Date”), which dividend (the “Conditional Extraordinary Dividend”) shall be declared prior to the Caremark Stockholder Meeting, but shall only become payable, and such payment shall be conditioned, upon the occurrence of the Effective Time.

In consideration of this waiver, Caremark hereby agrees to declare, and Caremark shall declare, the Conditional Extraordinary Dividend at such time as determined by the Caremark board of directors after the date of this waiver, but in all events before the Caremark Stockholder Meeting (which dividend shall be paid on and after the Effective Time), in each case on the terms and subject to the conditions set forth in the preceding paragraph. Furthermore, the parties hereto agree that, on and after the Effective Time, each Relevant Record Holder shall be entitled to receive the Conditional Extraordinary Dividend in respect of each share of Caremark Stock held by each such holder on the Conditional Dividend Record Date, in addition to any Merger Consideration that such Relevant Record Holder shall be entitled to receive in respect of each such share of Caremark Stock under the Merger Agreement pursuant to the Merger. For the sake of clarity, nothing in this paragraph and no action taken pursuant to this paragraph, shall give rise to any adjustment to the Exchange Ratio pursuant to Section 2.10 of the Merger Agreement.

Except to the limited extent set forth in this waiver and agreement, the restrictions set forth in Section 6.01(b) of the Merger Agreement shall remain in full force and effect and the Merger Agreement shall remain unaffected hereby. CVS intends for this waiver to be effective for purposes of Section 11.03(a) of the Merger Agreement.

Furthermore, the parties hereto have agreed that, as promptly as practicable after the Effective Time, CVS will execute an accelerated share repurchase transaction on customary terms, whereby CVS will retire 150 million shares of CVS Stock. To implement this transaction, CVS will enter into an agreement with one or more financial institutions to purchase from each of them, and pay each of them for, the shares of CVS Stock to be retired. It is anticipated that the agreement with the financial institutions will provide for a purchase price adjustment mechanism customary for transactions of this nature. The purchase price adjustment in such agreement may be subject to limits on the amounts that may be owed by CVS or the financial institutions or both. CVS will borrow the funds necessary to consummate this transaction. The terms of any such borrowing shall be customary for transactions of this type. For the sake of clarity, nothing in this paragraph and no action contemplated by this paragraph, shall give rise to any adjustment to the Exchange Ratio pursuant to Section 2.10 of the Merger Agreement or give rise to a breach of any of the covenants in Section 7.01.

Article 11 of the Merger Agreement (other than Section 11.04 thereof) is hereby incorporated by reference into this waiver and agreement and shall apply to this waiver and agreement equally as if set forth fully herein. All capitalized terms that are used, but not defined, in this Amendment shall have the meanings assigned to those terms in the Merger Agreement. All capitalized terms that are used, but not defined, in this Amendment shall have the meanings assigned to those terms in the Merger Agreement. For the avoidance of doubt, nothing in this waiver, including the declaration and payment of the Conditional Extraordinary Dividend, shall limit or in any way affect the right of a Caremark stockholder to be paid any regular quarterly cash dividends declared by Caremark as permitted by Section 6.1(b) of the Merger Agreement (or by CVS after the Effective Time) to which such Caremark stockholder would otherwise be entitled.

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This waiver shall be effective on the date first set forth above, subject to the conditions and limitations expressly set forth herein. If you agree with the foregoing, please indicate your agreement by signing in the place indicated below.

Sincerely, CVS CORPORATION

By:	/s/ David B. Rickard
Name:	David B. Rickard
Title:	Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Accepted and agreed as of

the date first written above:

CAREMARK RX INC.

By:	/s/ Howard A. McLure
Name:	Howard A. McLure
Title:	Senior Executive Vice President and Chief Operating Officer

cc:	King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036-4003
Attention: Michael O’Brien
Tracey A. Zaccone
Facsimile No.: (212) 556-2222